William B. Masters
Direct Dial 504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
January 31, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Tangela Richter Carmen Moncada-Terry

Re.	Horizon Offshore, Inc. Registration Statement on Form S-3, filed December 28, 2005 Commission File No. 333-130724
Ladies and Gentlemen:
     This letter is being filed on behalf of Horizon Offshore, Inc. (the “Company”) in response to the comments received from the Commission’s staff by facsimile transmission on January 26, 2006 in respect of the above-captioned Registration Statement (the “Registration Statement”). To expedite your review of the responses set forth below, we have numbered and reproduced in italics the full text of the staff’s comments, which is followed by the response.
     For your convenience, and in the interest of expediting your review, we are providing our proposed changes to the Registration Statement. These changes are responsive to the staff’s comments, and marked against the prior version of the Registration Statement. If the staff approves our proposed changes, we will file a responsive amendment to the Registration Statement, and request that the effectiveness of the Registration Statement be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).
     We have used terms below that should be clear from context as used in the amendments, including the use of “we,” “us” and “our,” to refer to Horizon Offshore, Inc.
Where You Can Find More Information, page 16
1.	Revise to incorporate by reference all the required documents. See Item 12 of Form S-3. For example, we note that you did not incorporate by reference the Form 10-K filed on March 31, 2005 and the amendments thereto; the Form 10-Q for the quarter ended March 31, 2005 and the amendment thereto; and the Form 10-Q for the quarter ended June 30, 2005.

Securities and Exchange Commission
January 31, 2006

     Response:
     In preparing the Registration Statement, we took the initial position that because the Form 10-K/A filed August 16, 2005 included the full text of the Form 10-K filed March 31, 2005 and the Form 10-K/A filed April 28, 2005 (each as revised in accordance with the staff’s comments), these prior filings did not need to be incorporated by reference in the Registration Statement. However, we understand that the staff’s comment in this regard is aimed to ensure that the Registration Statement includes all the information required under the Securities Act, and necessary for investors to make an informed investment decision. Therefore, in our responsive amendment to the Registration Statement, we will incorporate by reference the Form 10-K filed on March 31, 2005, as well as each amendment thereto. We will also incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year ended December 31, 2004.
     Thank you for your assistance with this filing. If you have questions or comments, please call the undersigned at your convenience at (504) 582-8278.
Sincerely,
/s/ William B. Masters
William B. Masters

cc:	David Sharp William B. Gibbens

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy that information at the ~~public reference facilities of the SEC in~~SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You can call the SEC at 1-800-SEC-0330 for more information about the SEC’s ~~public reference facility~~Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov.
     We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.
     The SEC allows us to “incorporate by reference” much of the information we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.
     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934; provided however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8‑K:
•	Our annual report on Form 10-K~~/A~~ for the fiscal year ended December 31, 2004 (filed ~~August 16,~~March 31, 2005), as amended by Amendment No.1 on Form 10-K/A (filed April 28, 2005) and Amendment No.2 on Form 10-K/A (filed August 16, 2005);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 (filed May 10, 2005), as amended by Amendment No.1 on Form 10-Q/A (filed August 16, 2005);

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 (filed August 15, 2005);

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2005 (filed November 9, 2005);

•	Our current reports on Form 8-K, and any amendments thereto, filed January 21, 2005, February 11, 2005, February 18, 2005, March 17, 2005, March 31, 2005, April 5, 2005, April 27, 2005, May 10, 2005, May 25, 2005, June 16, 2005, July 7, 2005, July 8, 2005, July 20, 2005, August 8, 2005, August 10, 2005, August 11, 2005, August 16, 2005, September 19, 2005, September 27, 2005, November 1, 2005, November 9, 2005, December 12, 2005, December 22, 2005 and December ~~22,~~29, 2005;

•	The description of our common stock set forth under the heading “Description of Capital Stock” in our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act (other than current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering.
     Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You should rely only on the information incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.
     At your request, we will provide you with a free copy of any of these filings. You may request copies by writing or telephoning us at:
Horizon Offshore, Inc.
2500 CityWest Boulevard, Suite 2200
Houston, Texas 77042
Attn: William B. Gibbens, III
(713) 361-2600